3/17

04010675

82- SUBMISSIONS FACING SHEET

AR/S 12-31-03

Follow-Up Materials

MICROFICHE CONTROL LABEL

04 MAR 17 AM 7:21

REGISTRANT'S NAME Klabin S.A.

*CURRENT ADDRESS

82-34628

**FORMER NAME

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34628 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/18/04

(A free translation of the original in Portuguese)

Klabin S.A. and Subsidiaries

Financial Statements at
December 31, 2003 and 2002
and Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Klabin S.A.

1 We have audited the accompanying balance sheets of Klabin S.A. and the consolidated balance sheets of Klabin S.A. and its subsidiaries as of December 31, 2003 and 2002, and the related statements of operations, of changes in stockholders' equity and of changes in financial position of Klabin S.A., as well as the related consolidated statements of operations and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The review of the accounting information relating to the jointly-controlled subsidiaries Klabin Kimberly S.A. and KCK Tissue S.A., which were sold on August 7, 2003, as described in Note 8(f) to the financial statements, was conducted by other independent accountants. Our opinion, insofar as it relates to the gain recorded by Klabin S.A. arising from the sale of these investments in 2003, in the amount of R$ 199,404 thousand and the related balances at December 31, 2002, in the amount of R$ 142,086 thousand, is based solely on the reports of the other independent accountants.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audits and on the reports of other independent accountants, as mentioned in paragraph 1, the financial statements audited by us present fairly, in all material respects, the financial position of Klabin S.A. and of Klabin S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of operations, the changes in stockholders' equity and the changes in financial position of Klabin S.A., as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

4 Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1, taken as a whole. The statement of cash flows is presented for purposes of additional analysis and is not a required part of the basic financial statements prepared in accordance with accounting practices adopted in Brazil. This statement has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

PRICEWATERHOUSECOOPERS

Klabin S.A.

5 As described in Note 1, as part of the financial restructuring of the Klabin group companies during 2003, a series of asset disposals were carried out, which significantly altered the financial position of the Company and affected the comparability of the financial statements for the years ended December 31, 2003 and 2002. Notes 1 and 8 to the financial statements include explanations and information to facilitate a better understanding of this process, as well as its effects on the operations and financial statements of the Klabin group companies.

6 Our report, dated February 14, 2003, on the financial statements of Klabin S.A. and its subsidiaries at December 31, 2002 included a qualified opinion resulting from non-compliance, by Klabin S.A., with certain financial ratio covenants included in loan contracts. This qualification is not applicable to the financial statements for the year ended December 31, 2003, as the Company's financial ratios have improved.

São Paulo, February 16, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Contador CRC 1RJ026365/O-8 "T" SP

(A free translation of the original in Portuguese)
KLABIN S.A. AND SUBSIDIARIES

BALANCE SHEET AT DECEMBER 31
In thousands of reais

		Parent company		Consolidated	
ASSETS	**Note**	**2003**	**2002**	**2003**	**2002**
CURRENT ASSETS					
Cash and banks		65,348	54,348	71,160	60,952
Financial investments		559,963	2,545	563,101	58,871
Accounts receivable					
. Trade		389,696	503,093	397,637	680,899
. Exchange and discounted trade notes		(23,669)	(241,158)	(23,669)	(220,563)
. Allowance for doubtful accounts		(17,442)	(16,072)	(19,333)	(25,650)
. Subsidiary and associated companies	7	58,647	272,315		38,349
Notes receivable	8(e)	13,761		13,761	
Pledged deposits	4	87,070		87,070	
Inventories	5	234,506	229,733	243,979	291,805
Taxes and contributions recoverable		88,024	51,465	117,346	90,016
Prepaid expenses		8,963	21,762	9,182	23,681
Other accounts receivable		18,101	16,509	20,975	23,484
		1,482,968	894,540	1,481,209	1,021,844
LONG-TERM RECEIVABLES					
Subsidiary and associated companies	7	136,549	668,202		8,313
Deferred income tax and social contribution	6	209,638	267,548	209,638	281,457
Judicial deposits	13	160,995	117,078	161,855	120,254
Taxes recoverable		10,172	21,651	10,172	25,151
Prepaid expenses		425	7,393	425	14,734
Notes receivable	8(e)	51,422		51,422	
Other accounts receivable		27,378	21,681	30,078	30,433
		596,579	1,103,553	463,590	480,342
PERMANENT ASSETS					
Investments					
. Subsidiary and associated companies	8	200,467	837,411	8,092	52,076
. Others, mainly tax incentive investments		2,130	4,038	2,130	18,149
		202,597	841,449	10,222	70,225
Property, plant and equipment	9	1,728,299	1,801,820	1,767,542	2,921,101
Deferred charges	10	98,282	204,305	102,335	252,415
		2,029,178	2,847,574	1,880,099	3,243,741
		4,108,725	**4,845,667**	**3,824,898**	**4,745,927**

BALANCE SHEET AT DECEMBER 31
In thousands of reais (continued)

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
CURRENT LIABILITIES					
Loans	11	615,154	1,033,797	421,891	1,135,431
Debentures	12		482,705		482,705
Suppliers, contractors and freight providers		105,408	182,716	107,032	231,842
Taxes payable		19,290	24,021	20,043	32,510
Provision for income tax and social contribution		64,233	1,856	64,574	3,788
Salaries, vacation pay and payroll charges		50,672	51,008	51,632	56,133
Dividends payable	14(e)	200,238		200,238	
Parent, subsidiary and associated companies	7		142,253		2,978
Other accounts payable		44,143	59,222	44,185	86,018
		1,099,138	1,977,578	909,595	2,031,405
LONG-TERM LIABILITIES					
Loans	11	816,779	980,683	812,606	758,566
Debentures	12		564,000		564,000
Subsidiaries	7	93,301	6,263		
Deferred income tax and social contribution	6	6,891	8,231	6,891	8,231
Provision for contingencies	13	248,309	191,418	248,310	199,471
Other accounts payable		26,606	28,717	29,795	36,350
		1,191,886	1,779,312	1,097,602	1,566,618
DEFERRED INCOME					
Lease with jointly-controlled company			5,211		2,605
MINORITY INTEREST					61,733
STOCKHOLDERS' EQUITY	14				
Capital		800,000	800,000	800,000	800,000
Capital reserves		193,845	193,632	193,845	193,632
Revaluation reserve		91,647	93,799	91,647	93,799
Revenue reserve		736,074		736,074	
Treasury stock		(3,865)	(3,865)	(3,865)	(3,865)
		1,817,701	1,083,566	1,817,701	1,083,566
		4,108,725	**4,845,667**	**3,824,898**	**4,745,927**

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
KLABIN S.A. AND SUBSIDIARIES

STATEMENT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31
In thousands of reais, except net income (loss) per thousand shares

		Parent company		Consolidated	
	Note	2003	2002	2003	2002
GROSS SALES REVENUES					
Sales of products		3,127,264	2,813,296	3,366,713	3,162,542
Taxes and unconditional discounts		343,241	293,993	396,643	348,498
NET SALES		2,784,023	2,519,303	2,970,070	2,814,044
Cost of sales		1,545,219	1,420,727	1,623,824	1,548,789
GROSS PROFIT		1,238,804	1,098,576	1,346,246	1,265,255
OPERATING EXPENSES (INCOME)					
Selling		300,773	287,352	358,878	384,624
Administrative		169,578	126,497	246,918	143,045
Directors' fees		10,079	9,516	11,867	11,905
Depreciation and amortization not absorbed in production		12,953	11,848	14,042	12,860
Other, net		58,966	37,076	60,783	61,355
		552,349	472,289	692,488	613,789
Equity in the earnings (losses) of investees	8	(77,030)	54,819	(704)	(439)
OPERATING PROFIT BEFORE FINANCIAL RESULTS		609,425	681,106	653,054	651,027
FINANCIAL PROFIT (LOSS)					
Income		65,448	465	64,516	21,665
Expenses		(408,035)	(441,529)	(479,866)	(408,309)
Exchange variations, net		(45,099)	(565,797)	(33,587)	(580,521)
		(387,686)	(1,006,861)	(448,937)	(967,165)
OPERATING PROFIT (LOSS)		221,739	(325,755)	204,117	(316,138)
NON-OPERATING INCOME (EXPENSES)					
Capital gain (loss) from change in ownership of investment and other	15	897,366	(10,511)	924,115	(12,016)
INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		1,119,105	(336,266)	1,128,232	(328,154)
Income tax	6	85,393	(93,067)	90,313	(88,512)
Social contribution	6	32,833	(34,903)	34,963	(34,100)
		118,226	(127,970)	125,276	(122,612)
INCOME (LOSS) BEFORE MINORITY INTEREST		1,000,879	(208,296)	1,002,956	(205,542)
MINORITY INTEREST				2,077	2,754
NET INCOME (LOSS) FOR THE YEAR		**1,000,879**	**(208,296)**	**1,000,879**	**(208,296)**
Net income (loss) per thousand shares at the end of the year - R$		1,089.33	(226.98)		

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
KLABIN S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of reais

		Capital reserves			Revaluation reserve	Revenue reserves					
	Capital	Tax incentives	Share premium	Special restatement 8200/91	Own assets	Legal	Investments and working capital	Other	Treasury stock	Retained earnings (losses)	Total
At December 31, 2001	800,000	2,405	119,039	83,986	96,309	25,566	163,850	361	(3,543)		1,287,973
Income tax incentives		4,910									4,910
Adjustment of treasury stock dividends							32				32
Realization of revaluation reserve											
. Own assets					(2,510)					2,510	
Income tax on the realization of revaluation reserve										(731)	(731)
Purchase of treasury stock									(322)		(322)
Loss for the year										(208,296)	(208,296)
Absorption of accumulated losses		(7,315)	(9,393)			(25,566)	(163,882)	(361)		206,517	
At December 31, 2002	**800,000**		**109,646**	**83,986**	**93,799**				**(3,865)**		**1,083,566**
Income tax incentives		213									213
Realization of revaluation reserve											
. Own assets					(2,152)					2,152	
Income tax on the realization of revaluation reserve										(720)	(720)
Interim dividends:											
. R$ 67.50 per thousand common shares										(21,386)	(21,386)
. R$ 74.25 per thousand preferred shares										(44,613)	(44,613)
Complementary dividends:											
. R$ 204.79 per thousand common shares										(64,883)	(64,883)
. R$ 225.27 per thousand preferred shares										(135,355)	(135,355)
Net income for year										1,000,879	1,000,879
Establishment of reserves						50,044	686,030			(736,074)	
At December 31, 2003	**800,000**	**213**	**109,646**	**83,986**	**91,647**	**50,044**	**686,030**		**(3,865)**		**1,817,701**

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
KLABIN S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31
In thousands of reais

	Parent company		Consolidated	
	2003	2002	2003	2002
FINANCIAL RESOURCES WERE PROVIDED BY				
Operations				
Net income (loss) for the year	1,000,879	(208,296)	1,000,879	(208,296)
Expenses (income) not affecting working capital:				
. Long-term interest and monetary variations	59,795	198,171	114,598	139,577
. Equity in the earnings (losses) of investees	77,030	(54,819)	704	439
. Provisions, depreciation, amortization and depletion	235,728	271,456	292,339	318,003
. Amortization of non-operating goodwill	54,140		54,140	
. Capital gain from change in ownership of investment	(989,593)		(1,045,889)	
. Amortization of goodwill	4,349	9,328	4,432	9,469
. Disposal of discontinued investments	1,601,428		1,600,770	
. Residual value of permanent asset disposals	3,867	8,036	7,210	10,382
. Long-term income tax	55,850	(127,045)	54,368	(121,133)
Decrease in the recoverable amount of permanent assets	(304)	13,375	(304)	14,445
Provision for contingencies and others	9,523	(11,664)	30,893	(5,482)
Total from own resources	2,112,692	98,542	2,114,140	157,404
Minority interest				
Equity in income, net of dividends			2,077	2,754
Capital loss from change in ownership of investment (Note 8(g)).			56,296	
From third parties				
Decrease in long-term receivables	699,039	69,948	42,320	32,236
Increase in long-term liabilities:				
. Loans	516,400	180,888	524,322	183,044
. Debentures		564,000		564,000
. Other liabilities	118,468	48,256	31,147	53,758
Net working capital of discontinued assets			697,911	
Assignment of assets to subsidiary	91,966	689,152		
TOTAL FUNDS PROVIDED (carried forward)	**3,538,565**	**1,650,786**	**3,468,213**	**993,196**

KLABIN S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31
In thousands of reais (continued)

	Parent company		Consolidated	
	2003	**2002**	**2003**	**2002**
TOTAL FUNDS PROVIDED (brought forward)	**3,538,565**	**1,650,786**	**3,468,213**	**993,196**
FINANCIAL RESOURCES WERE USED FOR				
Long-term receivables				
. Loans and others	72,620	55,620	190,621	134,529
. Subsidiary and associated companies	131,363	662,733		8,624
Permanent assets				
. Investments	110,029	263,121	91,968	177
. Property, plant and equipment	151,520	148,429	176,957	181,731
. Deferred charges	4,690	5,940	5,305	6,908
Transfer to current liabilities				
. Loans	729,902	705,133	562,667	801,778
. Debentures	564,000	115,300	564,000	115,300
. Other liabilities	41,336	32,449	29,283	21,973
Dividends	266,237		266,237	
Treasury stock		322		322
TOTAL FUNDS USED	2,071,697	1,989,047	1,887,038	1,271,342
INCREASE (DECREASE) IN WORKING CAPITAL	**1,466,868**	**(338,261)**	**1,581,175**	**(278,146)**
CHANGES IN WORKING CAPITAL				
Current assets				
. At the end of the year	1,482,968	894,540	1,481,209	1,021,844
. At the beginning of the year	894,540	562,480	1,021,844	738,574
	588,428	332,060	459,365	283,270
Current liabilities				
. At the end of the year	1,099,138	1,977,578	909,595	2,031,405
. At the beginning of the year	1,977,578	1,307,257	2,031,405	1,469,989
	(878,440)	670,321	(1,121,810)	561,416
INCREASE (DECREASE) IN WORKING CAPITAL	**1,466,868**	**(338,261)**	**1,581,175**	**(278,146)**

The accompanying notes are an integral part of these financial statements.

In thousands of reais or U.S. dollars, except when expressed in cents

1 OPERATIONS

With the conclusion of the restructuring process in 2003, Klabin S.A. and its subsidiaries operate in the following segments of the pulp and paper industry to meet the needs of the domestic (72% of net revenue) and foreign marteks (28%): reforestation and wood, packaging paper, paper sacks, envelopes and corrugated cardboard boxes. Their are fully integrated from forestation to production of the end products.

Up to March 31, 2003, the activities of Klabin in the newsprint segment were carried out through Norske Skog Klabin Comércio e Indústria Ltda. (NSK), a joint-venture with Norske Skog do Brasil Ltda., a subsidiary of Norske Skogindustrier ASA, in which Klabin held a 50% investment.

As provided by the Quotaholders' Agreement (Norske Skog - Klabin) dated February 25, 2000, the production of newsprint by NSK was ceased on March 31, 2003, and the machinery and equipment used in the production process were converted for the production of packaging by Klabin.

As described in Note 8 (g), on July 2, 2003, the corporate transactions that resulted in the closing of the joint-venture of Norske Skog Klabin Comércio e Indústria Ltda. were concluded.

As described in Note 8 (d), all the corporate acts necessary to enable Riocell S.A. to become the owner of Klabin S.A.'s remaining shares in that company were completed on July 2, 2003. As a result of this transaction, the production of pulp by Klabin is being directed primarily to meeting its own raw material requirements for the production of paper.

As described in Note 8 (f), in accordance with the Stockholders' Agreement which regulated the activities of Klabin Kimberly S.A. , the sale of Klabin's 50% investments in the joint-ventures Klabin Kimberly S.A. and KCK Tissue S.A. was concluded on August 7, 2003. As a result, Klabin's operations in the segment of disposable paper have been discontinued.

On August 20, 2003, Klabin concluded its asset disposal program with the sale of its 81.71% investment in Klabin Bacell S.A. to RGM International PTE LTD (RGM), an Asian corporate group headquartered in Singapore, for US$ 91,206 (equivalent to R$ 265,030). This transaction, which resulted in the withdrawal of Klabin from the soluble and special pulp market, is described in greater detail in Note 8 (e).

During 2003, various asset disposals were carried out, which significantly affected the financial position of Klabin S.A. and resulted in the discontinuation of the Company's activities in the following segments: newsprint, market pulp, soluble pulp and disposable paper. As a result of these disposals, the comparability of the financial statements, as well as the statement of cash flow included as supplementary information, for the years ended December 31, 2003 and 2002, is impaired.

In thousand of reais or U.S. dollars, unless when expressed in cents

In order to provide information on how these disposals affected the operating results of the Klabin group companies, presented below is pro forma information on specific accounts related to the statement of operations for the years ended December 31, 2003 and 2002. In the preparation of this pro forma information, in conformity with accounting practices adopted in Brazil, the segments which are no longer part of the Company's current business portfolio were excluded:

	Consolidated – "Pro Forma"	
	2003	2002
Gross sales revenues	2,706,639	2,139,776
Net sales revenues	2,369,501	1,876,924
Gross profit	1,089,773	874,909
Selling expenses	(257,091)	(217,788)
Administrative expenses	(152,019)	(143,754)
Other, net	(57,544)	(52,410)
Operating profit before financial results	623,119	460,957

Operating profit before financial results is net of amortization and depletion, in the amounts of R$ 243,319 in 2003 and R$ 246,717 in 2002.

2 SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in conformity with accounting practices adopted in Brazil, supplemented by accounting principles determined by Brazilian corporate legislation and standards and regulations issued by the Brazilian Securities Commission (CVM), as described below.

(a) Determination of net income (loss)

Net income (loss) is determined on the accrual basis of accounting.

(b) Current assets and long-term receivables

The financial investments are stated at cost plus accrued earnings (on a pro rata temporis basis).

The allowance for doubtful accounts is recorded at amounts considered sufficient to cover losses on the collection of the accounts receivable.

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or net realizable values.

Other assets are stated at cost or realizable values, including accrued earnings and provisions for losses, when applicable.

(c) Permanent assets

These assets are shown at cost plus restatements up to 1995, and consider the following:

- Investments in subsidiary and associated companies are accounted for on the equity method of accounting. Goodwill on the acquisition of investments is amortized over five years.
- Revaluation of property, based on appraisals made by independent valuers. In accordance with the terms of CVM Deliberation 183/95, deferred income tax and social contribution on the revaluation of property, plant and equipment carried out prior to 1995 by companies merged into Klabin S.A. have not been recorded in long-term liabilities. Accordingly, the revaluation reserve recorded by Klabin S.A. as a result of the mergers also does not include these taxes.
- Depreciation of property, plant and equipment is calculated on the straight-line basis, at the annual rates listed in Note 9, which take into consideration the economic useful lives of the assets.
- Depletion of forests is based on the volume of timber felled and undepleted forest resources.
- Deferred charges are amortized over five to ten years, as from the date benefits start to arise (Note 10).

(d) Current and long-term liabilities

These liabilities are shown at known or estimated amounts, including accrued charges, when applicable.

The provision for scheduled shutdown is set up monthly at 1/12 (one twelfth) of the estimated overall expenditure to be incurred for the maintenance of plants. Any excesses/insufficiencies in relation to the estimate are recognized immediately in the statements of operations of the month of the shutdown.

(e) Income tax and social contribution

The provision for income tax includes the amount to be applied as tax incentive, the option for which will be formalized in the annual corporate income tax return.

A deferred income tax and social contribution liability is recorded relating to the use of the tax incentive benefit of accelerated depreciation.

Deferred income tax and social contribution are recorded on temporary additions in the calculation of taxable income and on tax and social contribution losses, all of which have no expiration period.

3 CONSOLIDATED FINANCIAL STATEMENTS

(a) Basis of consolidation

Investments in subsidiaries and equity in the earnings (losses) of subsidiaries are eliminated on consolidation, as are profits or losses on intercompany transactions and intercompany asset and liability accounts. Minority interest in net income (loss) for the year and in stockholders' equity is shown separately.

In thousand of reais or U.S. dollars, unless when expressed in cents

The consolidated financial statements include the financial statements of Klabin S.A. and of its subsidiaries, as follows:

	Ownership - (%)	
	2003	2002
Riocell S.A. (**)		100.00
Klabin Argentina S.A.	100.00	100.00
Mirca Limited	100.00	100.00
Klabin Forest Products Antwerp N.V. (*)		100.00
Klabin Riocell Limited (**)		99.90
• Riocell Trade – Partnership (indirect ownership)		99.50
IKAPÊ Empreendimentos Ltda.	100.00	100.00
Klabin do Paraná Produtos Florestais	100.00	100.00
Antas Serviços Florestais S/C Ltda.	100.00	100.00
Klabin Bacell S.A. (**)		81.71
Klabin Kimberly S.A. (**)		50.00
• Bacraft S.A. Indústria de Papel (indirect ownership)		48.45
KCK Tissue S.A. (**)		50.00
Klabin Monte Alegre Com. Ind. Ltda. (formerly Norske Skog Klabin Com. e Ind. Ltda.)	100.00	50.00

(*) *Company with discontinued operations.*
(**) *See Note 8.*

(b) Consolidation of statement of operations of discontinued operations

At May 23, 2003, the former jointly-controlled subsidiary (50%) Norske Skog Klabin Comércio e Indústria Ltda. (currently Klabin Monte Alegre Comércio e Indústria Ltda.) became a wholly-owned subsidiary of Klabin, before its operating assets were transferred to Norske Skog do Brasil Ltda., as described in Note 8 (g).

The consolidated statement of operations represents 50% of the results of the investees Norske Skog Klabin Comércio e Indústria Ltda., up to April 30, 2003, and Klabin Kimberly S.A. and KCK Tissue S.A. up to July 31, 2003.

In thousand of reais or U.S. dollars, unless when expressed in cents

The results of Riocell S.A. and Riocell Trade Limited (see Note 8 (d)) were taken into consideration up to June 30, 2003. The result of Klabin Bacell S.A., which was sold on September 30, 2003, as described in Note 8 (e), is reflected in the consolidated statement of operations up to that date.

STATEMENT OF OPERATIONS FOR THE YEARS ENDED:

	Norske Skog Klabin Com. e Ind. Ltda.	Klabin Kimberly S.A. Consolidated	KCK Tissue S.A.	Riocell S.A.	Riocell Trade Limited	Klabin Bacell S.A.
	04/30/2003	07/31/2003	07/31/2003	06/30/2003	06/30/2003	09/30/2003
Net sales revenues	22,858	152,320	14,575	87,713	196,830	116,825
Cost of sales	(22,928)	(109,596)	(12,497)	(58,729)	(190,225)	(92,417)
Gross profit (loss)	(70)	42,724	2,078	28,984	6,605	24,408
Operating expenses	(9,643)	(45,930)	(1,304)	5,330	(4,508)	(10,559)
Financial results	2,572	(7,563)	1,133	(31,989)	(698)	2,714
Operating profit (loss)	(7,141)	(10,769)	1,907	2,325	1,399	16,563
Non-operating income (expenses)	(107)	(29)		80		(2)
Social contribution/income tax	(156)	(2)		(986)		(4,998)
Minority interest		40				
Net income (loss)	(7,404)	(10,760)	1,907	1,419	1,399	11,563

4 PLEDGED DEPOSITS

The amount of R$ 87,070, recorded in current assets (parent company and consolidated), is pledged as collateral for loans from Unibanco – União de Bancos Brasileiros S.A.

5 INVENTORIES

	Parent company		Consolidated	
	2003	2002	2003	2002
Finished products	80,077	60,032	83,605	81,577
Work in process	549	120	683	3,917
Raw materials	72,265	51,857	76,688	63,292
Wood, logs and timber forests	11,663	24,362	11,663	32,913
Fuel and lubricants	2,980	3,947	2,980	4,351
Maintenance materials	61,516	68,918	62,109	79,642
Other	5,456	20,497	6,251	26,113
	234,506	229,733	243,979	291,805

KLABIN S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
In thousand of reais or U.S. dollars, unless when expressed in cents

6 INCOME TAX AND SOCIAL CONTRIBUTION

(a) Nature and expected realization or payment of the deferred taxes

				Parent company
		2003		**2002**
	Income tax	**Social contribution**	**Income tax**	**Social contribution**
Non-deductible provisions	46,732	16,824	73,390	26,420
Taxes being challenged in court	42,380		32,241	
Tax losses	73,020	30,682	97,029	38,468
Long-term receivables	**162,132**	**47,506**	**202,660**	**64,888**
Incentive benefit of accelerated depreciation	5,929	962	7,264	967
Long-term liabilities	**5,929**	**962**	**7,264**	**967**
				Consolidated
Non-deductible provisions	46,732	16,824	73,486	27,080
Taxes being challenged in court	42,380		32,241	
Tax losses	73,020	30,682	101,841	46,809
Long-term receivables	**162,132**	**47,506**	**207,568**	**73,889**
Incentive benefit of accelerated depreciation	5,929	962	7,264	967
Long-term liabilities	**5,929**	**962**	**7,264**	**967**

Based on the budget and business plan approved by the Board of Directors, management expects that the deferred tax assets will be realized up to 2007, as shown below:

		2003
		Parent company and consolidated
	Income tax	**Social contribution**
2004	37,054	13,339
2005	44,077	15,868
2006	45,281	16,301
2007	35,720	1,998
	162,132	**47,506**

Since it is not possible to estimate accurately the realization of deferred taxes, especially those related to non-deductible provisions and taxes being challenged in court, management decided to classify all these deferred tax assets as long-term receivables.

In thousand of reais or U.S. dollars, unless when expressed in cents

(b) Reconciliation of income tax and social contribution with pre-tax income (loss) multiplied by the tax rates:

				Parent company
		2003		2002
	Income tax	Social contribution	Income tax	Social contribution
Loss (income) before income tax and social contribution	1,119,105	1,119,105	(336,266)	(336,266)
Tax rate	25%	9%	25%	9%
	279,776	**100,719**	**(84,067)**	**(30,264)**
Income tax and social contribution in the statement of operations:				
. Current	46,200	15,456	(541)	(395)
. Deferred	39,193	17,377	(92,526)	(34,508)
	85,393	**32,833**	**(93,067)**	**(34,903)**
Difference	**(194,383)**	**(67,886)**	**(9,000)**	**(4,639)**
Reconciliation:				
Permanent additions (exclusions):				
. Equity in the earnings (losses) of investees	77,030	77,030	(54,819)	(54,819)
. Capital gain from change in ownership of investment	(865,512)	(865,512)		
. Contribution to private pension fund	7,184	7,184		
. Amortized goodwill	(19,562)		9,328	
. Non-deductible royalties	5,224		5,096	
. Realization of special monetary restatement	15,838	15,838	2,928	2,928
. Donations and free gifts	4,468	4,468	10,176	10,176
. Profits of foreign subsidiaries			175	175
. Other	2,493	2,427	1,293	739
	(772,837)	(758,565)	(25,823)	(40,801)
Tax rate	25%	9%	25%	9%
Total permanent additions (exclusions)	(193,209)	(68,271)	(6,456)	(3,672)
Tax incentives	(2,253)			
Realization of provisions on the sale of investment	2,416	870		
Prior-year income tax and social contribution			(719)	(411)
Provisions recorded for merged companies			(1,905)	(711)
Profits not taxed abroad	(1,365)	(491)		
Other	28	6	80	155
	(194,383)	**(67,886)**	**(9,000)**	**(4,639)**

In thousand of reais or U.S. dollars, unless when expressed in cents

				Consolidated
		2003		2002
	Income tax	Social contribution	Income tax	Social contribution
Loss (income) before income tax and social contribution	1,128,232	1,128,232	(328,154)	(328,154)
Tax rate	25%	9%	25%	9%
	282,058	**101,541**	**(82,039)**	**(29,534)**
Income tax and social contribution in the statement of operations:				
. Current	55,162	18,318	5,639	1,535
. Deferred	35,151	16,645	(94,151)	(35,635)
	90,313	**34,963**	**(88,512)**	**(34,100)**
Difference	**(191,745)**	**(66,578)**	**(6,473)**	**(4,566)**
Reconciliation:				
Permanent additions (exclusions):				
. Equity in the earnings (losses) of investees	704	704	439	439
. Capital gain from change in the percentage ownership of investment	(921.808)	(921,808)		
. Contribution to private pension fund	7,324	7,324		
. Realization of special monetary restatement	15,838	15,838	2,939	2,939
. Donations and free gifts	4,644	4,644	10,336	10,336
. Amortized goodwill	(19,562)		9,328	
. Non-deductible royalties	14,930		13,555	
. Profits of foreign subsidiaries			175	175
. Other	2,304	2,242	1,844	954
	(895,626)	(891,056)	38,616	14,843
Tax rate	25%	9%	25%	9%
Total permanent additions (exclusions)	(223,907)	(80,195)	9,654	1,336
Tax incentives	(2,277)			
Deferred tax asset not recorded by foreign subsidiaries	21,633	8,876	4,666	1,379
Reversal of provisions on foreign profits	(1,365)	(491)		
Tax realization of provisions on the sale of investment	2,416	870		
Tax effects on unrealized foreign profits	1,960	705		
Foreign profit	(827)	(397)	(4,718)	(1,698)
Provisions recorded for merged companies			(1,905)	(711)
Offset of unrecognized tax losses	(1,139)	(221)	(1,540)	(335)
Tax effects on exchange variations of investments abroad	11,776	4,240	(11,963)	(4,306)
Other	(15)	35	(667)	(231)
	(191,745)	**(66,578)**	**(6,473)**	**(4,566)**

In thousand of reais or U.S. dollars, unless when expressed in cents

7 RELATED PARTIES

						Parent company
				2003		2002
		Assets	Income (expenses)	Sales	Assets	Sales
Current assets – trade accounts receivable						
Klabin Argentina S.A.	(i)	3,690		24,355	22,702	19,318
Klabin Kimberly S.A.				50,638	23,036	92,160
Klabin Riocell Trade Limited Partnership			(10,963)	214,591	172,862	303,748
Klabin Monte Alegre Com. e Ind. Ltda. (formerly Norske Skog Klabin Com. e Ind. Ltda.)	(ii)	54,957		5,582	53,662	64,070
Other				674	53	1,315
		58,647			272,315	
Long-term receivables						
Debentures						
Riocell S.A.			25,833		620,082	
Loans						
Klabin Paraná Produtos Florestais Ltda.		2,018			1,976	
Mirca Limited	(iii)	133,644	(11,221)		44,146	
Other		887			1,998	
		136,549			48,120	
		136,549			668,202	

KLABIN S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 2003 AND 2002
In thousand of reais or U.S. dollars, unless when expressed in cents

							Parent company
				2003			2002
		Liabilities	Income (expenses)	(Purchases)	Liabilities	Income (expenses)	(Purchases)
Current liabilities							
Suppliers							
Klabin Bacell S.A.			2,895	(114,989)	38,648		(140,957)
Other				(12,009)	5,410		(11,302)
					44,058		
Commission for guarantee							
Klabin Irmãos & Cia.	(iv)		(20,890)		2,243	(11,170)	
Other							
Klabin Riocell Trade Limited Partnership					9,264	(2,112)	
Klabin Argentina S.A.					110		
					9,374		
Advances from customers							
Klabin Riocell Trade Limited			14,902		86,578	(19,533)	
					142,253		
Long-term liabilities							
Loans							
Mirca Limited		4,412	983		5,393		
Other							
Klabin Monte Alegre Com. e Ind. Ltda.	(v)	88,029					
Antas Serviços Florestais Ltda.		860			870		
		93,301			6,263		

(i) *Sale of paper at prices and terms under market conditions.*
(ii) *Sale of pulp at prices and terms under market conditions.*
(iii) *Loan in US$ + Libor + 0.5% p.a.*
(iv) *Commission for guarantee on loan from BNDES of 2% p.a.*
(v) *Credit arising from transaction described in Note 8 (g).*

In thousand of reais or U.S. dollars, unless when expressed in cents

8 INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

	Riocell S.A.	Klabin Riocell Limited	Klabin Bacell S.A.	Klabin Kimberly S.A.	Klabin Monte Alegre Com. e Ind. Ltda. (*)	KCK Tissue S.A.	Klabin Argentina S.A.	Mirca Limited	Other	Total
(a) **Activity in investment account**										
At December 31, 2001		44,460	288,800	135,287	19,668	7,172	3,353		37,685	536,425
Income tax incentives			4,810		62					4,872
Payment of capital	70,106		776			1,713	16,084	162,608	11,834	263,121
Amortized goodwill			(5,814)						(3,514)	(9,328)
Equity in the earnings (losses)	(162)	21,623	12,319	(10,776)	(9,900)	8,690	15,940	18,374	(1,289)	54,819
Capital decrease									(7,039)	(7,039)
Reversal of net capital deficiency								(4,738)	(721)	(5,459)
At December 31, 2002	69,944	66,083	300,891	124,511	9,830	17,575	35,377	176,244	36,956	837,411
Income tax incentives			2,665	80						2,745
Increase in ownership					2,425					2,425
Payment of capital	91,755						15,656		190	107,601
Capital gain	989,593									989,593
Disposal	(1,144,873)		(308,655)	(113,831)		(19,118)			(14,903)	(1,601,380)
Amortized goodwill			(4,348)						(1)	(4,349)
Equity in the earnings (losses)	(6,419)	(10,431)	9,447	(10,760)	49,883	1,543	(1,669)	(107,548)	(1,076)	(77,030)
Capital decrease									(897)	(897)
Assignment of assets		(55,652)								(55,652)
At December 31, 2003					62,138		49,364	68,696	20,269	200,467

		Klabin Monte Alegre Com. e Ind. Ltda. (*)	Klabin Argentina S.A.	Mirca Limited
(b)	**Ownership 2003**			
	Number of shares			
	. Common shares (thousand)		12,850	3
	. Quotas	347,410		
	Value per share - R$	100.00	1:02	2.89
	Ownership - (%)	100	100	100
(c)	**Stockholders' equity at December 31, 2003**			
	Capital	34,742	130,635	140,077
	Retained earnings (accumulated deficit)	27,396	(81,271)	(71,381)
		62,138	**49,364**	**68,696**

(*) Formerly Norske Skog Klabin Comércio e Indústria Ltda. The percentage ownership from January to April was 50%.

(d) Investment in Riocell S.A.

On December 1, 2002, as part of the structure of the guarantees pledged in favor of the fourth issue, second series debenture holders (see Note 12), Riocell S.A., received, as a capital increase and as payment of debentures convertible into Riocell shares in the amounts of R$ 70,106 and R$ 619,050, respectively, the transfer of all property, plant and equipment of the Guaíba plant (RS). The 61,905 debentures due on January 31, 2005 were remunerated at a fixed interest rate of 1% per six-month period, plus variable interest equivalent to 90% of the pre-tax income of Riocell.

Up to June 30, 2003, Klabin held 100% of the total capital of Riocell S.A., whose main activities were the manufacture, sale, imports and exports of pulp, paper and related products, wood, agriculture, forestation and reforestation.

Because of the above mentioned plant transfer, Klabin S.A. and Riocell S.A. entered into a lease and exploitation agreement in which Klabin S.A. leased the plant (in full operation, including the production of pulp and paper) from Riocell S.A. for a non-renewable term of six months, with a monthly payment of R$ 5,000.

At the Extraordinary General Meeting (AGE) held on May 1, 2003, the shareholders approved a capital increase of Riocell S.A. of R$ 91,755, in accordance with a report issued by an independent appraiser, which was fully subscribed and paid-up by Klabin S.A. through the assignment of the assets, rights and obligations listed below:

In thousand of reais or U.S. dollars, unless when expressed in cents

Assets	194,868
Liabilities	103,113
Net assets	91,755

Due to the transfer of the assets and liabilities listed above, the lease agreement with Klabin was cancelled on May 1, 2003.

On May 30, 2003, an "Investment and Other Covenants Contract" was signed between Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda., on the one hand, and Aracruz Celulose S.A. and Aracruz Trading S.A., on the other, for the subscription and payment of a capital increase in Riocell S.A. and, subsequently, the purchase by Riocell S.A. of its own shares, to remain in treasury or for subsequent cancellation. The structure of the above transaction was carried out and implemented by company management based on opinions of its legal advisors.

According to this agreement, on June 30, 2003, Riocell S.A. increased its capital by R$ 1,758,728, equivalent in reais to US$ 610,500, through the issue of 108,000,000 common nominative shares, with no par value, fully paid by Aracruz Celulose S.A. (99%) and Aracruz Trading S.A. (1%). Of the amount paid, R$ 108,000 was contributed to the capital of Riocell S.A. and the balance was credited to a capital reserve in stockholders' equity, as a reserve for subscription premium. Following this capital increase, on June 30, 2003 Aracruz Celulose S.A. and Aracruz Trading S.A. jointly held 51.5% of the voting capital and 40% of the total capital of Riocell S.A., and Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda. jointly held 48.5% and 60% of the voting and total capital, respectively.

As a result of this capital payment, Klabin S.A. recognized a non-taxable capital gain of R$ 989,593 from the change in its ownership, which was recorded in non-operating income.

Part of the funds received by Riocell S.A. from the capital increase, amounting to R$ 632,630, was used for the early redemption of the debentures held by Klabin, as described in the first paragraph of this note.

On July 2, 2003, Riocell S.A. purchased 101,861,000 common shares and 60,000,000 preferred shares, representing the remaining interest of Klabin S.A. in its capital, to remain in treasury and for subsequent cancellation, for R$ 1,126,099. Of this amount, R$ 1,008,498 was received in cash on that date, and the remainder of R$ 117,601 was subsequently offset against the reduction in the company's net equity of R$ 124,081, which occurred between the date of establishment of the purchase price and the closing date of the transaction and was charged against the capital gain mentioned above, the net amount of which became R$ 865,512.

The consolidated financial information included in these financial statements includes the full results of operations of Riocell S.A. and its subsidiary Klabin Riocell Limited up to June 30, 2003.

In thousand of reais or U.S. dollars, unless when expressed in cents

(e) Investment in Klabin Bacell S.A.

In accordance with the purchase and sale agreement signed on August 20, 2003 between Klabin S.A. and RGM, Klabin S.A. sold its 81.71% investment in Klabin Bacell S.A. for US$ 91,206 (equivalent to R$ 265,030).

R$ 250,345 was paid at sight and the remaining R$ 14,685 will be paid in twenty equal and consecutive quarterly installments with interest of 8% p.a. A loss of R$ 25,621 was incurred on this transaction and recorded as a non-operating loss.

At December 8, 2003, the amount of purchase and sale was increased by R$ 18,003, arising from the working capital variation between the sales price date and the transaction closing date.

Also, in connection with this sale, Klabin S.A. committed to and carried out the following transactions, in view of the interest of RGM to purchase, at the end of the process, all of the capital shares of Klabin Bacell S.A. and of Norcell S.A., an associated company of Klabin S.A. which owns forest assets and is the main supplier of raw materials to Klabin Bacell S.A.:

(i) Purchase, on September 30 and November 7, 2003, for resale to RGM, of the remaining shares of Klabin Bacell S.A. owned by BNDESPAR, DEG - Deutsche Investitions - und Entwicklungsgesellschaft mbH and IFC – International Finance Corporation, for R$ 95,208. In view of the commitment to sell these shares at a lower price than the purchase cost, a loss of R$ 42,117 was recognized.

In addition, in accordance with the Letter Agreement signed with DEG and IFC for the purchase of the shares held by these financial institutions, the amount of US$ 9,995, equivalent to R$ 29,313, was paid as a "Put Option Fee".

(ii) Sale of its shares in Norcell S.A., equivalent to a 13.85% shareholding. In accordance with the Private Agreement for the Purchase and Sale of Shares and Assignment of Quotas, the sales price was US$ 2,553, equivalent to R$ 7,466, and will be paid in 20 quarterly equal and consecutive installments with interest of 13.8% p.a. The company incurred a loss on this transaction, classified as non-operating, of R$ 6,682.

(iii) Purchase from Braskem S.A. on July 31, 2003 and resale to RGM on September 25, 2003 of shares representing 75.61% of the capital of Norcell S.A., for US$ 15,732, equivalent to R$ 46,359. In accordance with the Private Instrument for Assignment of Credit, the purchase price was paid to Braskem on September 30, 2003 and the amount receivable from RGM, of R$ 45,740, will be received in twenty equal consecutive quarterly installments, with interest of 13.8% p.a.

As a result of these transactions, at December 31, 2003 Klabin S.A. had receivables from RGM of R$ 65,183 (R$ 13,761 in current assets and R$ 51,422 in long-term receivables). Shares representing 89.19% of the capital of Norcell were pledged by RGM in guarantee of these receivables.

(f) Investments in Klabin Kimberly S.A. and KCK Tissue S.A.

In view of the Shareholders' Agreement which regulated the activities of Klabin Kimberly S.A., Klabin concluded the sale of its 50% interest in the joint ventures Klabin Kimberly S.A. and KCK Tissue S.A. with Kimberly Clark on August 7, 2003 for US$ 112,800, equivalent to R$ 332,354, plus an additional R$ 10,000 contingent on the resolution of certain, civil and labor lawsuits. This latter amount was recorded in long-term receivables and as a provision in long-term liabilities.

Klabin obtained a gain on this transaction of R$ 199,404, recorded as non-operating income.

(g) Investment in Klabin Monte Alegre Com. e Ind. Ltda. (formerly Norske Skog Klabin Comércio e Indústria Ltda. - NSK)

In view of the end of the Quotaholders' Agreement (Norske Skog - Klabin) with Norske Skog do Brasil Ltda., as mentioned in Note 1, Klabin carried out a series of corporate transactions to segregate and transfer the assets and liabilities of NSK to the quotaholders, which resulted in the transfer of the operating assets of this company to Norske Skog do Brasil Ltda. As a result of these transactions, Klabin recorded a non-taxable capital gain of R$ 56,296.

In thousand of reais or U.S. dollars, unless when expressed in cents

9 PROPERTY, PLANT AND EQUIPMENT

(a) Parent company

		Land	Buildings and improvements	Machinery, equipment and installations	Construction in progress	Forestation and reforestation	Other	Total
	Depreciation rate (%)		**2 to 4**	**5 to 20**			**4 to 25**	
(i)	**Activity**							
	At December 31, 2002	**171,722**	**177,989**	**992,928**	**91,571**	**291,723**	**75,887**	**1,801,820**
	Additions			1,444	126,915	21,791	1,370	151,520
	Disposals	(26)	(3)	(483)		(94)	(246)	(852)
	Transfer between accounts	28	3,948	57,939	(76,233)		14,318	
	Transfer to long-term receivables	(1,204)	(5,601)				(14)	(6,819)
	Discontinued assets				(23,743)	(3,956)	(7,501)	(35,200)
	Transfer to deferred charges				2,501		1,252	3,753
	Depreciation		(12,149)	(139,508)			(17,467)	(169,124)
	Depletion					(16,799)		(16,799)
	At December 31, 2003	**170,520**	**164,184**	**912,320**	**121,011**	**292,665**	**67,599**	**1,728,299**
(ii)	**Composition of balances**							
	Cost	170,520	306,469	2,160,298	121,011	459,619	196,733	3,414,650
	Accumulated depreciation		(142,285)	(1,247,978)			(129,134)	(1,519,397)
	Accumulated depletion					(166,954)		(166,954)
	At December 31, 2003	**170,520**	**164,184**	**912,320**	**121,011**	**292,665**	**67,599**	**1,728,299**
	Cost	171,722	309,465	2,116,390	91,571	448,786	191,512	3,329,446
	Accumulated depreciation		(131,476)	(1,123,462)			(115,625)	(1,370,563)
	Accumulated depletion					(157,063)		(157,063)
	At December 31, 2002	**171,722**	**177,989**	**992,928**	**91,571**	**291,723**	**75,887**	**1,801,820**

In thousand of reais or U.S. dollars, unless when expressed in cents

(b) Consolidated

		Land	Buildings and improvements	Machinery, equipment and installations	Construction in progress	Forestation and reforestation	Other	Total
	Depreciation rate (%)		**2 to 4**	**5 to 20**			**4 to 25**	
(i)	**Activity**							
	At December 31, 2002	**227,151**	**276,891**	**1,797,628**	**155,634**	**371,034**	**92,763**	**2,921,101**
	Additions		355	2,436	147,692	24,664	1,810	176,957
	Disposals	(36)	(3)	(973)		(94)	(665)	(1,771)
	Transfer between accounts	28	7,193	74,611	(96,687)	507	14,348	
	Transfer to long-term receivables	(1,204)	(5,601)				(14)	(6,819)
	Discontinued assets	(51,944)	(83,957)	(767,108)	(81,247)	(83,682)	(20,536)	(1,088,474)
	Transfer to deferred charges				1,834		1,252	3,086
	Depreciation		(15,170)	(178,816)			(20,069)	(214,055)
	Depletion					(19,764)		(19,764)
	Foreign inflation effects	(144)	(1,089)	(1,743)	196		61	(2,719)
	At December 31, 2003	**173,851**	**178,619**	**926,035**	**127,422**	**292,665**	**68,950**	**1,767,542**
(ii)	**Composition of balances**							
	Cost	173,851	323,241	2,191,403	127,423	459,619	199,773	3,475,310
	Accumulated depreciation		(144,622)	(1,265,367)			(130,825)	(1,540,814)
	Accumulated depletion					(166,954)		(166,954)
	At December 31, 2003	**173,851**	**178,619**	**926,036**	**127,423**	**292,665**	**68,948**	**1,767,542**
	Cost	227,151	472,467	3,441,981	155,634	574,567	241,187	5,112,987
	Accumulated depreciation		(195,576)	(1,644,353)			(148,424)	(1,988,353)
	Accumulated depletion					(203,533)		(203,533)
	At December 31, 2002	**227,151**	**276,891**	**1,797,628**	**155,634**	**371,034**	**92,763**	**2,921,101**

The depreciation for the years ended December 31, 2003 and 2002 was substantially absorbed in the cost of production.

In thousand of reais or U.S. dollars, unless when expressed in cents

10 DEFERRED CHARGES

				2003	2002
		Cost	Accumulated amortization	Net	Net
Parent company					
Goodwill arising on the merger of:					
• Klamasa Participações S.A.	(i)				64,274
• Igaras Papéis e Embalagens S.A.	(i)	186,364	98,545	87,819	125,090
Pre-operating and implementation expenses	(ii)	32,702	25,360	7,342	12,216
Reorganization costs	(ii)	1,699	1,028	671	811
Other		4,686	2,236	2,450	1,914
		225,451	**127,169**	**98,282**	**204,305**
Consolidated					
Klabin Kimberly S.A.					16,964
Klabin Bacell S.A.					26,266
Klabin Argentina S.A.		10,667	9,283	1,384	2,801
Other		3,222	553	2,669	2,079
		239,340	**137,005**	**102,335**	**252,415**

(i) *The goodwill amounts are based on the expectation of future profitability and are being amortized based on the related projections of profits (in up to five years).*

(ii) *These are pre-operating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as the implementation and pre-operating expenses of several projects of the industrial divisions, which are being amortized over five years.*

In thousand of reais or U.S. dollars, unless when expressed in cents

11 LOANS

(a) Position

	Annual interest %	Parent company			
				2003	2002
		Short-term	Long-term	Total	Total
Local currency					
. National Bank for Economic and Social Development (BNDES)	7.0 to 11.6	120,200	311,025	431,225	560,788
. Government Agency for Machinery and Equipment Financing (FINAME)	7.5 to 10.5	6,286	12,672	18,958	39,728
. Other	1.0 to 23.8	11,152	3,066	14,218	254,484
		137,638	326,763	464,401	855,000
Foreign currency					
. Loan to finance property, plant and equipment	1.9 to 6.0	15,281	12,328	27,609	81,314
. Export financing	3.6 to 15.2	249,814	428,931	678,745	796,777
. Eurobonds	11.0	210,772		210,772	257,760
. Other					183,859
		475,867	441,259	917,126	1,319,710
		613,505	**768,022**	**1,381,527**	**2,174,710**
Interest rate swap contract - hedge	CDI + 0.0 to 2.7	1,649	48,757	50,406	(160,230)
		615,154	**816,779**	**1,431,933**	**2,014,480**

In thousand of reais or U.S. dollars, unless when expressed in cents

	Annual interest - %	Weighted Average rate - %	Consolidated			
					2003	2002
			Short-term	Long-term	Total	Total
Local currency						
. BNDES	7.0 to 11.6	10.4	120,200	311,025	431,225	562,098
. FINAME	7.5 to 10.5	10.1	6,286	12,672	18,958	46,018
. Other	1.0 to 23.8	16.2	11,152	3,066	14,218	271,922
			137,638	326,763	464,401	880,038
Foreign currency (*)						
. Loan to finance property, plant and equipment	1.9 to 6.0	4.3	15,281	12,328	27,609	98,381
. Export financing	3.6 to 15.2	4.7	199,442	424,758	624,200	688,987
. Eurobonds	11.0	11.0	67,881		67,881	83,643
. Other						303,178
			282,604	437,086	719,690	1,174,189
			420,242	**763,849**	**1,184,091**	**2,054,227**
Interest rate swap contract - hedge (**)	CDI + 0.0 to 2.7		1,649	48,757	50,406	(160,230)
			421,891	**812,606**	**1,234,497**	**1,893,997**
Maturity of long-term loans:						
2004						491,310
2005				290,528		51,184
2006				357,000		101,278
2007				80,793		81,906
2008				72,818		22,711
2009				5,984		10,177
2010 onwards				5,483		
				812,606		**758,566**

(*) *98% in US and 2% in EURO.*

(**) *On March 11, 2003, a swap contract with Banco Votorantim S.A. of US$ 150,000 notional amount was redeemed before its scheduled maturity date in December 2005. This transaction generated a financial gain of R$ 12,889, net of income tax. A US$ 100 million swap contract, which matures in February 2008, was entered into with the same financial institution on the same date.*

In thousand of reais or U.S. dollars, unless when expressed in cents

(b) Guarantees

The accrued financial charges are included in the loan accounts, which are backed by inventories, land, buildings, improvements, machinery, equipment and installations, as well as guarantees and sureties from third parties.

12 DEBENTURES

On December 15, 2002, as part of the financial restructuring, Klabin issued 10,360 debentures of its fourth issue. These debentures are registered and nominative, non-convertible into shares, and have a unit value of R$ 100 and total amount of R$ 1,036,000.

On July 2, 2003, using part of the funds received from the purchase by Riocell of the remaining shares held by Klabin in its capital, Klabin prepaid the remaining balance of debentures of its fourth issue in the amount of R$ 1,048,479.

13 PROVISION FOR CONTINGENCIES

Based on an individual analysis of the legal proceedings and supported by the opinion of their legal advisors, Klabin S.A. and its subsidiaries recorded provisions for possible losses as follows:

		Parent company		Consolidated
Nature of the contingency	**2003**	**2002**	**2003**	**2002**
Tax	218,701	177,762	218,701	184,064
Labor	27,275	13,116	27,275	14,867
Other	2,333	540	2,334	540
	248,309	**191,418**	**248,310**	**199,471**

Judicial deposits, recorded in long-term receivables, have been made to cover certain amounts of the above contingencies, as follows:

		Parent company		Consolidated
	2003	**2002**	**2003**	**2002**
Judicial deposits	160,995	117,078	161,855	120,254

In addition to these legal proceedings, Klabin S.A. and its subsidiaries are involved in tax, civil and labor matters representing possible losses amounting to approximately R$ 85,498 (2002 - R$ 108,572), for which no provision has been recorded. Based on an individual analysis of these cases and supported by the opinion of legal advisors, management believes that possible losses arising from unfavorable decisions would not have a material effect on the financial statements.

In thousand of reais or U.S. dollars, unless when expressed in cents

14 STOCKHOLDERS' EQUITY

(a) Capital

The subscribed and paid-up capital of Klabin S.A. comprises the following shares, with no par value:

	Number of shares	
	2003	2002
Common shares	317,049,392	317,049,392
Preferred shares	601,750,949	601,750,949
	918,800,341	**918,800,341**

(b) Treasury stock

During the year ended December 31, 2002, the company purchased 199,501 common shares from stockholders that decided not to participate in the 2001 corporate restructuring.

These stockholders received reimbursement of their investment based on the conditions of the Public Swap Offer of preferred shares of IKPC – Indústrias Klabin de Papel e Celulose S.A. for common and preferred shares of Klabin S.A. (formerly Klabin Riocell S.A. – at the rate of 3.5 shares of Klabin Riocell S.A. for each IKPC share). This public offer was duly approved by the CVM and carried out based on the economic value of these companies, according to the economic and financial appraisals of independent appraisers as of September 23, 2000.

At December 31, 2003, the Company held 1,117,045 treasury shares, comprising 895,216 preferred nominative shares and 221,829 common nominative shares, at the average price of R$ 3.46.

(c) Share rights

The preferred shares have no voting rights, have priority to the return of capital if the Company were to be liquidated, and receive dividends which are 10% higher than those attributed to the common shares.

(d) Reserves

(i) Statutory reserve

This reserve is recorded through transfers of a variable portion of net income, adjusted in accordance with corporate legislation, for funding investments in permanent assets and increases in working capital.

According to the Board of Directors proposal for the Ordinary General Meeting of Shareholders, based on the pluriannual business plan, R$ 686,030 of the 2003 net income after the allocation of legal reserve and the payment of dividends will be allocated as a reserve for investments and working capital. Among the forecasted investments are the projects to increase the production of pulp and "kraftliner" in Monte Alegre, to improve the production processes in the recycled paper plants and to improve the quality of products and environment of the Santa Catarina plants.

In thousand of reais or U.S. dollars, unless when expressed in cents

(ii) Revaluation reserve

As permitted by CVM Instruction 197/93, the company decided not to apply articles one and two of CVM Instruction 189/92 (income tax and social contribution on the revaluation reserve). The application of these articles would adjust the revaluation reserve by the following amounts:

Revaluation reserve at December 31, 2003	91,647
Price-level restatement determined by Law 8200/91, included in revaluation reserve	(45,155)
Tax effects	(15,807)
	30,685

(e) Dividends

On September 19, 2003, the Extraordinary Meeting of the Board of Directors approved the distribution of an interim dividend of R$ 67.50 per thousand common nominative shares (ON) and R$ 74.25 per thousand preferred nominative shares (PN), with payment as from October 10, 2003.

On February 16, 2004, the Meeting of the Board of Directors approved a complementary dividend of R$ 204.79 per thousand common nominative shares (ON) and R$ 225.27 per thousand preferred nominative shares (PN), with payment until April 30, 2004, as follows:

	2003
Net income for the year	1,000,879
Constitution of legal reserve (5%)	(50,044)
Calculation basis of dividends	**950,835**
Interim dividends:	
• Common shares (R$ 67.50 per thousand shares)	21,386
• Preferred shares (R$ 74.25 per thousand shares)	44,613
	65,999
Complementary dividends:	
• Common shares (R$ 204.79 per thousand shares)	64,883
• Preferred shares (R$ 225.27 per thousand shares)	135,355
	200,238
Total - 28% of calculation basis	**266,237**

15 NON-OPERATING INCOME (EXPENSES)

Of the amount of non-operating income (expenses) recorded in the statement of operations in 2003, R$ 865,512 (parent company) and R$ 921,808 (consolidated) refer to the capital gain from change in ownership of the investment in Riocell S.A. and the disposal of the operating assets of NSK, respectively, as described in Note 8 (d) and (g).

In thousand of reais or U.S. dollars, unless when expressed in cents

16 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and its subsidiaries utilize financial instruments, all recorded in asset and liability accounts, to meet their own needs as well as to reduce their exposure to market, currency and interest rate risks. They manage these risks by means of operating strategies, control policies and the determination of position limits. No transactions involving financial instruments of a speculative nature are carried out.

(b) Credit risk

These risks are managed by specific rules for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 12% of the total consolidated sales).

(c) Currency risk and transactions involving derivatives

Klabin S.A. and its subsidiaries utilize derivative financial instruments to protect their liabilities or net exposure in U.S. dollars against the effects of foreign exchange variations. Swap agreements exchange the foreign exchange variations on liabilities for the Interbank Deposit Certificate (CDI) interest rate. The loss on these swaps, which amounted to R$ 208,609 in 2003, was fully recorded in the statement of operations for the year and as additions to the corresponding liabilities.

In addition, as approximately 28% of the sales are in U.S. dollars, management believes that these sales represent a natural protection of part of the liabilities in foreign currency.

(d) Interest rate risk

Klabin S.A. and its subsidiaries adopt conservative policies for funding and investing financial resources. As of December 31, financial investments in the consolidated amount of R$ 563,101 (2002 - R$ 58,871) substantially reflect market conditions at the end of the year.

17 INSURANCE COVERAGE

In view of the nature of their activities, the fact that the forests are situated in various different locations, and considering the preventive measures taken against fire and other risks, the group companies do not maintain insurance coverage for forests. They do, however, maintain coverage for inventories and property, plant and equipment in amounts considered sufficient to cover the maximum possible loss which could arise from destruction from a single event.

At December 31, 2003, Klabin S.A. and its subsidiaries had insurance coverage for inventories and property, plant and equipment in the total amount of R$ 1,039,294.

18 EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN

Klabin S.A. and its subsidiaries grant to their employees life insurance, medical assistance and pension plan benefits. These benefits are recorded on the accrual basis of accounting, and the benefits expire upon termination of the employment relationship.

In thousand of reais or U.S. dollars, unless when expressed in cents

Plano Prever, a private pension plan administered by Unibanco AIG Seguros & Previdência, was established in 1986 as a defined benefit plan. In 1998, the plan was converted into a defined contribution plan.

In November 2001, a new private pension plan was established, the Plano de Aposentadoria Complementar Klabin (PACK), which is also managed by Unibanco AIG Seguros & Previdência and is structured as a Free Benefit Generating Plan (PGBL).

The participants of Plano Prever were given the option to migrate to the new plan.

Contributions to the plans are as follows:

Plano Prever	Employee	Company
Basic contribution	3 % of salary, limited to R$ 12	7% of salary, limited to R$ 12
Past service contribution	Calculated individually, taking as a basis the reserve necessary to pay a pension of 50% of salary, limited to R$ 6	70% of the past service contribution of the participant

The total of the basic past service contributions paid by the employee cannot exceed 10% of salary.

PACK plan	Employee	Company
Basic contribution	According to age, varying from 1% to 9% of the contribution salary	According to the length of service, from 100% to 200% of the participant's contribution

Klabin S.A. and its subsidiaries do not guarantee minimum benefit levels to the participants that will retire under either plan.

During 2003, Klabin S.A. and its subsidiaries contributed R$ 3,599 to the plans (2002 - R$ 3,402), recorded as an expense for the year.

At December 31, 2003, the total number of participants in the plans was 3,005, of which 3,000 are active and 5 are retired employees.

19 SUBSEQUENT EVENT

In January 2004, as part of the process of rationalization of assets utilized in the corrugated cardboard box segment in the State of São Paulo, Klabin S.A. discontinued the operations of the Itaquaquecetuba unit, and its production capacity was transferred to two plants in Jundiaí and the Piracicaba plant.

As a result, the order portfolio of the unit, as well as almost all machinery and equipment, in the amount of R$ 12,807, will be distributed among other Klabin S.A. units, in order to avoid a decrease in the total production capacity. With the transfer of assets and taking into consideration the market value of those that will be sold, as estimated by independent appraisers, management believes that no losses will arise from the realization of the discontinued assets.

In relation to the staff discharged, at December 31, 2003, Klabin S.A. set up a provision in the amount of R$ 3,750, relating to estimated expenses for the voluntary termination program offered to employees.

KLABIN S.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION
In thousands of reais

Statement of cash flow

	2003		2002
	Parent company	Consolidated	Consolidated
Cash flows from operating activities			
Net income (loss) for the year	1,000,879	1,000,879	(208,296)
Expenses (income) not affecting cash and cash equivalents:			
. Depreciation, amortization and depletion	235,728	292,339	318,003
. Amortization of non-operating goodwill	54,140	54,140	
. Amortization of goodwill	4,349	4,432	9,469
. Loss (gain) on the sale of assets	38,087	67,635	(3,957)
. Provision for impairment of permanent assets	(903)	(903)	14,445
. Capital gain from change in ownership of investment	(989,593)	(1,045,889)	
. Other provisions			6,218
. Deferred income tax and social contribution	56,570	48,808	(130,310)
. Income tax and social contribution expense	61,656	73,480	7,174
. Interest and exchange variation on loans and financing	158,657	138,904	853,485
. Equity in the earnings of investees	77,030	704	439
. Exchange variation on foreign investments		49,091	(32,908)
. Minority interest		2,077	2,754
Decrease (increase) in assets			
. Accounts receivable	71,873	83,970	(186,431)
. Inventories	(54,687)	(130,444)	(50,710)
. Taxes recoverable	(37,267)	(57,040)	18,893
. Prepaid expenses	18,801	22,706	(23,900)
. Other accounts receivable	(74,126)	(203,812)	9,516
Increase (decrease) in liabilities			
. Suppliers	(187,557)	(152,271)	74,122
. Taxes payable	(4,323)	(3,265)	(5,554)
. Provision for income tax and social contribution		(352)	(13,138)
. Salaries, vacation pay and payroll charges	2,859	10,161	10,312
. Provision for contingencies	46,518	49,184	25,685
. Deferred income	(5,211)	(2,365)	(10,423)
. Other accounts payable	26,682	51,091	41,989
Net cash provided by operating activities (carried forward)	**500,162**	**353,260**	**726,877**

SUPPLEMENTARY INFORMATION
In thousands of reais

	2003		2002
	Parent company	Consolidated	Consolidated
Net cash provided by operating activities (brought forward)	**500,162**	**353,260**	**726,877**
Cash flows from investment activities:			
. Net change in money market investments	1,290	44,395	(22,205)
. Guarantee deposits	(87,070)	(87,070)	
. Purchase of property, plant and equipment	(151,520)	(176,957)	(181,731)
. Increase in deferred charges	(4,690)	(5,305)	(6,908)
. Sale of property, plant and equipment	21,133	20,898	11,888
. Disposal of investments	2,207,927	2,262,281	
. Loans to related companies	(99,150)		(6,054)
. Payment of capital	(15,844)	88,086	
. Judicial deposits	(19,422)	(20,414)	(32,437)
. Other investments, net	(1,625)	126	(466)
Net cash provided by (used in) investment activities	**1,851,029**	**2,126,040**	**(237,913)**
Cash flows from financing activities:			
. New loans and financing	1,049,649	1,133,089	1,492,137
. Issue of debentures			1,044,495
. Payment of loans and financing	(1,592,521)	(1,732,195)	(2,567,204)
. Payment of debentures	(1,036,000)	(1,036,000)	(112,400)
. Payment of interest	(207,876)	(187,377)	(286,413)
. Capital decrease		(31,984)	
. Loans from related companies	71,265		
. Dividends paid	(66,000)	(66,000)	(30,000)
Net cash used in financing activities	**(1,781,483)**	**(1,920,467)**	**(459,385)**
Increase in cash and cash equivalents	**569,708**	**558,833**	**29,579**
Opening balance of cash and cash equivalents	55,603	75,428	45,849
Closing balance of cash and cash equivalents	625,311	634,261	75,428
	569,708	**558,833**	**29,579**

* * *